UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

PAMPA ENERGÍA S.A.
(Name of Issuer)
PAMPA ENERGY INC
(Translation of Issuer’s Name into English)
American Depositary Shares, representing Common Shares, Ps. 1.00 Par Value Per Share
(Title of Class of Securities)
697660207
(CUSIP Number)
See Explanatory Note**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	697660207

1	NAMES OF REPORTING PERSONS Cambria Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 American Depositary Shares (representing Common Shares)**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0 American Depositary Shares (representing Common Shares)**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 American Depositary Shares (representing Common Shares)**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0% of Common Shares**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
** Explanatory Note: On August 3, 2009, Pampa Energía S.A. (the “Issuer”) registered its common stock (“Common Shares”) and American Depositary Shares (“ADS”) representing its common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At the time of such registration, Cambria Inc. (“Cambria”) and Joseph Lewis held 129,726,619 Common Shares that were exchanged for 5,189,064 ADS. As of December 31, 2009, Cambria and Joseph Lewis beneficially owned 5,189,064 ADS representing 129,726,600 or 9.9% of the Common Shares, based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2009 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 20, 2011 (the “Form 6-K”). In June 2010, Cambria transferred 5,138,464 ADS to Barnston Inc. (“Barnston”). As of December 31, 2010, Barnston and Joseph Lewis beneficially owned 4,228,667 ADS representing 105,716,675 or 8.0% of the Common Shares based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2010 in the Form 6-K. As of May 31, 2011, Barnston and Joseph Lewis are the beneficial owners of 3,988,591 ADS representing 99,714,775 or 7.6% of the Common Shares, based on 1,314,310,895 Common Shares stated to be outstanding as of March 31, 2011, in the Form 6-K. Each ADS represents 25 Common Shares.

CUSIP No.	697660207

1	NAMES OF REPORTING PERSONS Barnston Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,988,591 American Depositary Shares (representing Common Shares)**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

3,988,591 American Depositary Shares (representing Common Shares)**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,988,591 American Depositary Shares (representing Common Shares)**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6% of Common Shares**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
** Explanatory Note: On August 3, 2009, the Issuer registered its Common Shares and ADS under Section 12(b) of the Exchange Act. At the time of such registration, Cambria and Joseph Lewis held 129,726,619 Common Shares that were exchanged for 5,189,064 ADS. As of December 31, 2009, Cambria and Joseph Lewis beneficially owned 5,189,064 ADS representing 129,726,600 or 9.9% of the Common Shares based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2009 in the Form 6-K. In June 2010, Cambria transferred 5,138,464 ADS to Barnston. As of December 31, 2010, Barnston and Joseph Lewis beneficially owned 4,228,667 ADS representing 105,716,675 or 8.0% of the Common Shares based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2010 in the Form 6-K. As of May 31, 2011, Barnston and Joseph Lewis are the beneficial owners of 3,988,591 ADS representing 99,714,775 or 7.6% of the Common Shares, based on 1,314,310,895 Common Shares stated to be outstanding as of March 31, 2010, in the Form 6-K. Each ADS represents 25 Common Shares.

CUSIP No.	697660207

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,988,591 American Depositary Shares (representing Common Shares)**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

3,988,591 American Depositary Shares (representing Common Shares)**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,988,591 American Depositary Shares (representing Common Shares)**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6% of the Common Shares**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
** Explanatory Note: On August 3, 2009, the Issuer registered its Common Shares and ADS under Section 12(b) of the Exchange Act. At the time of such registration, Cambria and Joseph Lewis held 129,726,619 Common Shares that were exchanged for 5,189,064 ADS. As of December 31, 2009, Cambria and Joseph Lewis beneficially owned 5,189,064 ADS representing 129,726,600 or 9.9% of the Common Shares based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2009 in the Form 6-K. In June 2010, Cambria transferred 5,138,464 ADS to Barnston. As of December 31, 2010, Barnston and Joseph Lewis beneficially owned 4,228,667 ADS representing 105,716,675 or 8.0% of the Common Shares based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2010 in the Form 6-K. As of May 31, 2011, Barnston and Joseph Lewis are the beneficial owners of 3,988,591 ADS representing 99,714,775 or 7.6% of the Common Shares, based on 1,314,310,895 Common Shares stated to be outstanding as of March 31, 2010, in the Form 6-K. Each ADS represents 25 Common Shares.

Item 1(a).	Name of Issuer:
Pampa Energía S.A.
Translation of the issuer’s name into English:
Pampa Energy Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:
This statement is filed jointly by Cambria, Barnston and Joseph Lewis (together with Cambria and Barnston, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1). Joseph Lewis is the sole indirect owner of, and controls each of Cambria and Barnston.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
The principal business address of the Reporting Persons is:
c/o Cay House
P.O. Box N-7776
E.P. Taylor Drive
Lyford Cay, New Providence, Bahamas

Item 2(c).	Citizenship:
Cambria is an international business corporation organized under the laws of the Bahamas. Barnston is an international business corporation organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:
American Depositary Shares, representing Common Shares.

Item 2(e).	CUSIP Number:
Not Applicable.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

3,988,591 ADS, which is equivalent to 99,714,775 Common Shares.*

(b)	Percent of class:

7.6% of the outstanding Common Shares.*

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

3,988,591 ADS, which is equivalent to 99,714,775 Common Shares.*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

3,988,591 ADS, which is equivalent to 99,714,775 Common Shares.*

*
Explanatory Note: On August 3, 2009, the Issuer registered its Common Shares and ADS under Section 12(b) of the Exchange Act. At the time of such registration, Cambria and Joseph Lewis held 129,726,619 Common Shares that were exchanged for 5,189,064 ADS. As of December 31, 2009, Cambria and Joseph Lewis beneficially owned 5,189,064 ADS representing 129,726,600 or 9.9% of the Common Shares based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2009 in the Form 6-K. In June 2010, Cambria transferred 5,138,464 ADS to Barnston. As of December 31, 2010, Barnston and Joseph Lewis beneficially owned 4,228,667 ADS representing 105,716,675 or 8.0% of the Common Shares based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2010 in the Form 6-K. As of May 31, 2011, Barnston and Joseph Lewis are the beneficial owners of 3,988,591 ADS representing 99,714,775 or 7.6% of the Common Shares, based on 1,314,310,895 Common Shares stated to be outstanding as of March 31, 2010, in the Form 6-K. Each ADS represents 25 Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Solely with respect to Cambria:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Only Barnston has the right to receive dividends and the proceeds from the sale of the ADS held by Barnston and Joseph Lewis. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Solely with respect to Barnston:

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits
1. Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2011	BARNSTON INC.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

CAMBRIA INC.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
		Name:	Joseph Lewis, Individually